RBC Capital Markets®

The information in this free writing prospectus is not complete and may be changed.

Free Writing Prospectus

Subject to Completion:
Dated March 22, 2010

Free Writing Prospectus Dated March 22, 2010 to the
Prospectus Dated January 11, 2010 and
Prospectus Supplement Dated January 11, 2010
$__________ Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May 19, 2011 Royal Bank of Canada

Royal Bank of Canada is offering the Direct Investment Notes (the “Notes”) linked to the performance of the Cushing® 30 MLP Index (the “Reference Asset”).

The Notes will have a term of approximately 13 months. The Notes will pay an amount at maturity based on the percentage change of the Reference Asset. Investors are subject to potential loss of the principal amount of the Notes for any decrease in the Reference Asset between the Pricing Date and the Final Valuation Date, or if the level of the Reference Asset does not increase by at least 2.564%. The Notes may pay a distribution on four Distribution Payment Dates during the term of the Notes, depending upon the amounts of any distributions paid by the companies included in the Reference Asset during the relevant period. Any payments on the Notes are subject to our credit risk.

The information below is qualified by the more detailed information set forth in this free writing prospectus, the pricing supplement, the prospectus supplement and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation, a subsidiary of the Issuer.

Reference Asset:	Cushing® 30 MLP Index (Bloomberg ticker symbol: “MLPX”)

Currency:	U.S. Dollars

Denominations:	$1,000 and integral multiples of $1,000.

Pricing Date:	April 15, 2010

Issue Date:	April 20, 2010

CUSIP:	78008HD98

Final Valuation Date:	May 16, 2011, subject to extension for market and other disruptions, as described in the pricing supplement.

Maturity Date:	May 19, 2011, subject to extension for market and other disruptions, as described in the pricing supplement.

Payment at Maturity (if held to maturity):	At maturity, for each $1,000 in principal amount of your Notes, you will receive a cash payment equal:
$975 x (1 + Percentage Change)
$975 is 97.50% of $1,000. We refer this percentage as the “Participation Rate” for the Notes.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

Percentage Change:	The Percentage Change for the Notes, expressed as a percentage, is calculated using the following formula:
Final Level-Initial Level Initial Level

Initial Level:	The closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Final Valuation Date.

Principal at Risk:	Due to the impact of the Participation Rate, investors in the Notes will lose some or all of their principal amount at maturity if the Percentage Change is not at least 2.564%.

Distribution Amount:	For each Distribution Period, an amount per $1,000 in principal amount of the Notes equal to $975 multiplied by the Index Yield for that Distribution Period.

Distribution Periods:
The four periods during the term of the Notes from, but excluding, the preceding Distribution Valuation Date or the Pricing Date, as applicable, to and including the following Distribution Valuation Date.  The first Distribution Period will be the period commencing on and excluding the Pricing Date and ending on and including the first Distribution Valuation Date. The last Distribution Period will be the period commencing on and excluding the third Distribution Valuation Date and ending on and including the Final Valuation Date.

Distribution Valuation Dates:	July __, 2010, October __, 2010, January __, 2011 and the maturity date.

Distribution Payment Dates:	The 3rd business day after each Distribution Valuation Date.

Index Yield:
The Index Yield for a Distribution Period refers to the yield, expressed as a percentage of the principal amount of the Notes, that a holder would have received in distributions from a portfolio consisting of the energy master limited partnerships (the “MLPs”) that are included in the Reference Asset (the “Index Components”) during the Distribution Period. The distributions on the Index Components that will be used to calculate the Index Yield will include the gross cash distributions of those Index Components during the Distribution Period, as reduced by the Participation Rate. We describe the determination of the Index Yield in more detail below under the caption, "Key Terms of the Notes––Distribution Amounts".

Calculation Agent:	RBC Capital Markets Corporation

Index Sponsor:	Swank Energy Income Advisors, LP

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the pricing supplement for the Notes under the caption, “Supplemental Discussion of U.S. Federal Income Tax Consequences”.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

Canadian Tax Treatment:
Interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the Notes that is paid or credited or deemed for purposes of the ITA to be paid or credited by Royal Bank will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Supplemental Discussion of Canadian Tax Consequences” in the pricing supplement and under “Tax Consequences—Canadian Taxation” in the prospectus.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

No Non-U.S. Distribution:
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the Underwriter will not make offers of the Notes to any such investor.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Clearance and Settlement:	DTC global, as described in the section “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

ADDITIONAL INFORMATION

You should read this free writing prospectus and the preliminary pricing supplement dated March 22, 2010, together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part.

The pricing supplement, together with the other documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and “Additional Risk Factors Specific to the Notes” in the preliminary pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access the prospectus, the prospectus supplement and the pricing supplement on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Preliminary Pricing Supplement dated March 22, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000775/f319104424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the closing level of the Reference Asset on the Final Valuation Date or on any trading day prior to the maturity date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no Market Disruption Event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change exceeds 2.564%.
	Percentage Change:	5%
	Payment at Maturity: (excluding the final Distribution Amount)	$975 x (1 + .05) = $1,023.75

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $1,023.75.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, but is less than 2.564%
	Percentage Change:	2%
	Payment at Maturity: (excluding the final Distribution Amount)	$975 x (1 + .02) = $994.50

	On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $994.50.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-20%
	Payment at Maturity: (excluding the final Distribution Amount)	$975 x (1 -.20) = $780

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity (excluding the final Distribution Amount) of $780.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

RISK FACTORS

An investment in the Notes entails other risks not associated with an investment in conventional debt securities. You should carefully review the detailed explanation of the risks relating to the Notes under the section “Additional Risk Factors Specific to the Notes” in the pricing supplement and under “Risk Factors” in the prospectus supplement and prospectus. In light of the complexity of the transaction described in this free writing prospectus, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.

•	Your investment in the Notes may result in a loss.

•	Your return may be lower than the return on a conventional debt security of comparable maturity.

•	Owning the Notes is not the same as owning the Reference Asset or the Index Components or a security directly linked to the performance of the Reference Asset or the Index Components.

•	There may not be an active trading market for the Notes—sales in the secondary market may result in significant losses.

•	The market value of the Notes may be influenced by many unpredictable factors.

•	The amount to be paid at maturity will not be affected by all developments relating to the Reference Asset.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Asset.

•	Trading and other transactions by Royal Bank or its affiliates in the Reference Assets or the Index Components may adversely affect the market value of the Notes.

•	The inclusion in the purchase price of the Notes of a selling concession and of our cost of hedging our market risk under the Notes is likely to adversely affect the market value of the Notes.

•	The business activities of Royal Bank or its affiliates may create conflicts of interest.

•	The Calculation Agent can postpone the determination of the Final Level if a market disruption event occurs.

•	There are potential conflicts of interest between you and the Calculation Agent.

•	Significant aspects of the tax treatment of the Notes may be uncertain.

•
A 30% U.S. federal withholding tax will be withheld on payments of distribution amounts to non-U.S. holders and certain additional adverse U.S. federal tax consequences may apply to non-U.S. holders that acquire the Notes.

•	You will have no equity interests in any of the Index Components or rights to receive any securities.

•	We do not control the Index Components and are not responsible for any disclosure made by any other company.

•	We have no affiliation with the Index Sponsor or Standard & Poor’s (“S&P”) and will not be responsible for any actions taken by them.

•	The Reference Asset may not be representative of the Index Components.

•	Risks related to the Index Components may affect the trading value of the Notes and the amount you will receive at maturity.

•	Correlation among the Index Components may affect the market value of the Notes.

•	The Index Components are subject to the risks related to the energy industry.

•	The historical performance of the Reference Asset is not an indication of its future performance.

•	The Reference Asset has a limited history and may perform in unexpected ways.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

KEY TERMS OF THE NOTES

Certain capitalized terms used and not defined in this free writing prospectus have the meanings ascribed to them in the pricing supplement, prospectus supplement and the prospectus.

General

The Notes are senior unsecured obligations of Royal Bank of Canada that are linked to the Reference Asset. The Notes are issued by Royal Bank of Canada under a senior indenture, dated as of October 23, 2003, as it has been and may be amended or supplemented from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the Notes, you will receive a cash payment that is based on the level of the Reference Asset on the Final Valuation Date.

For each $1,000 principal amount of your Notes, the payment at maturity will be equal to the product of:

$975 x (1 + Percentage Change)

The Percentage Change is the difference between the Final Level and the Initial Level and is expressed as a percentage of the Initial Level. The Percentage Change may be positive or negative and will be calculated as follows:

Final Level-Initial Level
Initial Level

The Initial Level will be the closing level of the Reference Asset on the Pricing Date.

The Final Level will be the closing level of the Reference Asset on the Final Valuation Date.

Distribution Amounts

Distribution Payments. Each Distribution Period will commence on the preceding Distribution Payment Date (or in the case of the first Distribution Period, the Pricing Date of the Notes) and end on the following Distribution Valuation Date.  Each Distribution Payment Date will occur on the 3rd scheduled business trading day after the applicable Distribution Valuation Date.  The final Distribution Payment Date will occur on the same day as the maturity date, even if the Final Valuation Date is postponed as described in the pricing supplement.

Distribution Periods and Distribution Valuation Dates.  The Distribution Valuation Dates for any Distribution Amounts are July ___, 2010, October __, 2010, January __, 2011 and May 19, 2011. If any such date is not a business day, the applicable Distribution Amount will be paid on the next following business day, without any additional interest accruing as a result of that postponement.

Distribution Amount.  On each Distribution Payment Date, we will pay to holders of the Notes the applicable Distribution Amount.  For each $1,000 in principal amount of the Notes, the Distribution Amount will be an amount in cash equal to $975 multiplied by the Index Yield.  The Index Yield will be a fraction, (a) the numerator of which will be the sum of the gross cash distributions (as described below) for each Index Component whose “ex-dividend date” occurs during the applicable Distribution Period, and (b) the denominator of which is $975.  The Index Yield will be rounded to two decimal places.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

The "gross cash distributions" for each Distribution Period will be derived by adding the aggregate "gross cash amounts" for each Index Component.  For each Index Component, the Calculation Agent will determine a notional number of shares by dividing (a) the product of (i) $975 and (ii) the weight of the applicable Index Component as of the Quarterly Rebalancing Date (or the date on which any interim Index Component change occurs, whichever is later) by (b) the closing price of the Index Component on that date. The resulting notional number of shares of the Index Component will be rounded to the nearest eight decimal places and multiplied by the distribution paid per share by that Index Component during the Distribution Period to arrive at the gross cash amount (rounded to the nearest eight decimal places) for that Index Component.

For the avoidance of doubt, if a proposed cash distribution, or any portion of that distribution, is not paid by the applicable issuer, it shall not be included in the total of gross cash distributions.

“Ex-dividend date” means, with respect to a distribution on an Index Component, the first business day on which that Index Component trades on its primary exchange without the right to receive that distribution.

Record Dates.  The record dates for any Distribution Amount to be paid on any Distribution Payment Date will be determined as set forth in the prospectus supplement under the caption “Description of the Notes We May Offer—Interest”.

RBC Capital Markets Corporation

Direct Investment Notes Linked to the Cushing® 30 MLP Index, Due May __, 2011

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information regarding the Reference Asset, including, and without limitation, its make-up, method of calculation and changes in the Index Components, from publicly available sources. Such information reflects the policies of, and is subject to change by, Swank Energy Income Advisors, LP (“Swank Energy”), and these policies are subject to change at the discretion of Swank Energy. Neither we nor RBC Capital Markets Corporation accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor Reference Asset.  We describe the Reference Asset in more detail in the section "Information Regarding the Reference Asset" in the pricing supplement.

The Reference Asset is a North American Energy Infrastructure equally weighted index comprised of 30 publicly traded MLPs that hold the type of assets described below. Swank Energy uses a proprietary scoring model known as the Swank Value-added Evaluation System to rank the MLPs for inclusion in the Reference Asset.

The Index Components are publicly traded, limited partnership entities that build, operate and maintain energy infrastructure which gathers, processes, stores and transports crude oil, natural gas, natural gas liquids and refined products for companies that explore and produce those energy resources in North America. The primary assets of the Index Components include oil and natural gas pipelines, terminals and storage facilities, natural gas/natural gas liquids gathering, treating and fractionating systems and other qualifying natural resource businesses.  The Reference Asset was first published on Bloomberg on November 9, 2009. As of March 12, 2010, the energy infrastructure MLP sector consists of 71 publicly-traded entities across nine subsectors with a market capitalization of approximately $186 billion. As of February 26, 2010, the total market capitalization for the 30 issuers included in the Reference Asset was approximately $115 billion.

The Reference Asset is a price-only index calculated on a real-time basis. The Reference Asset is calculated using the most recent traded price for each Index Component, derived from the relevant exchanges and markets. Reference Asset levels are delivered to the New York Stock Exchange every 15 seconds and subsequently published to data vendors under the ticker symbol “MLPX”.

The Reference Asset is the exclusive property of, and is currently sponsored by, Swank Energy. In connection with the Reference Asset, Swank Energy has entered into a contract with S&P under which S&P maintains and calculates the Reference Asset, using the methodology set out by Swank Energy for the Reference Asset. The index methodology is expected to remain constant throughout the life of the Reference Asset; however, the methodology may be amended as necessary at the discretion of Swank Energy to the extent that it determines that a change is necessary.  Swank Energy retains final discretion as to the manner in which the Reference Asset is calculated and constructed, and may supplement, amend, revise or withdraw the rules for maintaining and calculating the Reference Asset at any time and without prior notice.

The Notes are not in any way sponsored, endorsed, or promoted by Swank Energy or S&P. Neither Swank Energy nor S&P has any obligation to take the needs of any person into consideration in composing, determining, rebalancing or calculating the Reference Asset (or causing the Reference Asset to be calculated). In addition, neither Swank Energy nor S&P makes any warranty or representation whatsoever, express or implied, as to the results to be obtained from the use of the Reference Asset and/or the level of the Reference Asset at any particular time on any particular day or otherwise. Neither Swank Energy nor S&P shall be liable, whether in negligence or otherwise, to any person for any errors or omissions in the Reference Asset or in the calculation of the Reference Asset or is under any obligation to advise any person of any errors or omissions therein. Swank Energy currently makes publicly available relevant Index Component data points, such as total market capitalization and dividend yields, on the Reference Asset’s website at www.cushingmlpindex.com. Information contained on Swank Energy’s website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. We make no representation or warranty as to the accuracy or completeness of information contained on the Swank Energy’s website.

RBC Capital Markets Corporation